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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                            (Amendment No.        )*
                                          --------

                             Corus Bankshares, Inc.
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                                (Name of Issuer)


                          Common Stock, $.05 par value
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                         (Title of Class of Securities)


                                   220873103
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                                 (CUSIP Number)


                               Robert J. Glickman
                             3959 N. Lincoln  Ave.
                               Chicago, IL 60613
                                  773-832-3456
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                October 8, 2002
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE
       NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID
                              OMB CONTROL NUMBER.

SEC 1746 (03-00)

CUSIP NO. 220873103
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1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

    Joseph C. Glickman   SSN 476 10 1724
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
    (a) [ ]
           ---------------------------------------------------------------------
    (b) [ ]
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    Not Applicable
--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
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                7   SOLE VOTING POWER
  NUMBER OF
                    919,288
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    340,289
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    919,288
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    340,289
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,259,577
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

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ITEM 1. SECURITY AND ISSUER

     Name of Issuer: Corus Bankshares, Inc.

     Class of Equity Security: Common Stock, $.05 par value

     Address of Executive Offices:
          3959 N. Lincoln Ave
          Chicago, IL 60613


ITEM 2. IDENTITY AND BACKGROUND

     (a) Name: Joseph C. Glickman

     (b) Residence Address:
               i. 7770 Starlight Dr
              ii. La Jolla, CA 92037

     (c) Principal Occupation:
               i. Retired

     (d) Criminal Conviction:
           a. None

     (e) Civil Proceedings:
           a. None

     (f) Citizenship:
           b. USA


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On October 8, 2002, Joseph C. Glickman distributed beneficial ownership of 986,884 shares for no consideration as a distribution from a Grantor Retained Annuity Trust established by Joseph C. Glickman, dated October 8, 1999.


ITEM 4. PURPOSE OF TRANSACTION:

     The Joseph C. Glickman Trust was created and funded for estate planning purposes. Neither the Trust nor Joseph Glickman have any plans to cause:

     (1) any extraordinary corporate transactions, such as a merger or reorganization,

     (2) a sale of a material amount of assets of the issuer,

     (3) any changes in the present board of directors or management of the issuer,

     (4) any material change in the present capitalization or dividend policy of the issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER:

     (a) aggregate number of shares owned:
               a. 1,259,577 shares
         percentage of class owned:
               8.9%

     (b) number of shares with sole power to vote:
               a. 919,288 shares
         number of shares with shared voting power:
               a. 340,289
     number of shares with sole dispositive power:
               919,288
     number of shares with shared dispositive power:
               340,289
     Joseph Glickman has beneficial ownership in the following capacities:
               Joseph C. Glickman, personally...................  919,288 shares
               Joseph C. Glickman and Beverly W. Glickman,
               Joint Tenants in Common..........................  245,665 shares
               Joseph Glickman, as Trustee......................    2,500 shares
               As an officer of a charitable foundation.........   92,124 shares
                                                                ----------------
                                        Total...................1,259,577 shares

     (c) any transactions in the common stock of Corus Bankshares during the past 60 days: None

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
     None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS: NONE


                                   SIGNATURE

After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth is this statement is true, complete and correct.

Date: October 8, 2002


             /s/ ROBERT J. GLICKMAN
--------------------------------------------------------------------------------
Signature -- Robert J. Glickman, under Power of Attorney
               For Joseph C. Glickman